Exhibit 5.01

1600 EL CAMINO REAL MENLO PARK, CA 94025 650 752 2000 FAX 650 752 2111	NEW YORK WASHINGTON, D.C. LONDON PARIS FRANKFURT MADRID TOKYO BEIJING HONG KONG

July 8, 2009

Oracle Corporation

500 Oracle Parkway

Redwood City, CA 94065

Dear Ladies and Gentlemen:

We have acted as special counsel for Oracle Corporation, a Delaware corporation (the “Company”), in connection with the Company’s offering of $1,500,000,000 principal amount of its 3.750% Notes due 2014, $1,750,000,000 principal amount of its 5.000% Notes due 2019 and $1,250,000,000 principal amount of its 6.125% Notes due 2039 (collectively, the “Notes”) in an underwritten public offering pursuant to an underwriting agreement dated June 30, 2009 (the “Underwriting Agreement”) between the Company and Banc of America Securities LLC, Morgan Stanley & Co. Incorporated and Wachovia Capital Markets, LLC (the “Representatives”), as representatives of the several underwriters listed in Schedule 1 thereto (the “Underwriters”). The Notes are to be issued pursuant to an Indenture dated as of January 13, 2006 (the “Base Indenture”) by and among the Company (formerly known as Ozark Holding Inc.), Oracle Systems Corporation (formerly known as Oracle Corporation) and Citibank, N.A., as amended by the First Supplemental Indenture dated as of May 9, 2007 (together with the Base Indenture, the “Indenture”) by and among the Company, Citibank, N.A. and The Bank of New York Trust Company, N.A., and an Officers’ Certificate to be issued pursuant thereto on or about July 8, 2009. On June 29, 2007, Citibank, N.A. resigned as the original trustee under the Indenture and the Company appointed The Bank of New York Trust Company, N.A. as successor trustee (the “Trustee”). We have been informed that The Bank of New York Trust Company, N.A., has become The Bank of New York Mellon Trust Company, N.A.

We, as your counsel, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion.

Oracle Corporation	2	July 8, 2009

On the basis of the foregoing, we advise you that, in our opinion, the Notes have been duly authorized in accordance with the Indenture, and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters in accordance with the terms of the Underwriting Agreement, will constitute valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and equitable principles of general applicability.

We are members of the Bars of the States of New York and California and the foregoing opinion is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing).

We hereby consent to the filing of this opinion as an exhibit to a report on Form 8-K to be filed by the Company on the date hereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.

Very truly yours,

/s/ Davis Polk & Wardwell LLP